                                                                 Exhibit (a)(20)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is being made solely by the Offer to Purchase, dated November 18, 1999, and the related Letter of Transmittal. The Offer is being made to all holders of Shares; provided that the Offer is not being made to, nor will tenders be accepted from, or on behalf of holders of Shares in any jurisdiction in which making the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction the securities laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of the Company by Morgan Stanley & Co. Incorporated or J.P. Morgan Securities Inc. or one or more brokers or dealers licensed under the laws of such jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
                                       BY

                                N.A.J. CO., LTD.
                                       FOR
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                         AND AMERICAN DEPOSITARY SHARES
                                       OF

                               AMWAY JAPAN LIMITED
                                       AT
                       (Y)1,490 PER SHARE OF COMMON STOCK

     N.A.J. Co., Ltd., a joint stock corporation (kabushiki kaisha)organized under the laws of Japan ("Purchaser"), offers to purchase all the outstanding shares of the Common Stock, no par value (the "Common Stock"), and American Depositary Shares, each representing one-half of one share of Common Stock (the "ADSs" and, together with the Common Stock, the "Shares"), that are beneficially owned by shareholders of Amway Japan Limited, a joint stock corporation (kabushiki kaisha) organized under the laws of Japan ("AJL"), in accordance with the terms and conditions described or referred to in the Offer to Purchase and the related Letter of Transmittal (the "Offer"). The Offer is being made pursuant to the Tender Offer Agreement (the "Agreement"), dated November 15, 1999, among Purchaser, AJL and ALAP Hold Co., Ltd., a limited partnership organized under the laws of Nevada ("ALAP"). ALAP is the parent of Purchaser and an entity controlled and beneficially owned by the principal shareholders of AJL, along with certain corporations, trusts, foundations and other entities established by or for the benefit of the principal shareholders and their respective families (collectively, the "Principal Shareholders"). The Agreement provides for Purchaser first to conduct the Offer and, after consummation of the Offer, Purchaser and AJL have agreed to take all steps required by law or as may be necessary or advisable to effect a merger (the "Merger") of AJL with and into Purchaser, with Purchaser as the surviving corporation. In the Merger, shareholders of AJL would receive shares of common stock of Purchaser. After the Merger, Purchaser will operate under the name Amway Japan Limited. The purchase price for each share of Common Stock purchased in the Offer will be (Y)1,490 in cash (the "Common Stock Purchase Price"). The purchase price for each ADS purchased in the Offer will be (Y)745 in cash (the "ADS Purchase Price" and, together with the Common Stock Purchase Price, the "Purchase Price"), which is equal to one-half of the Common Stock Purchase Price (because each ADS represents one-half of one Share). The ADS Purchase Price will be payable in and converted into U.S. dollars using the noon buying rate in New York City for cable transfers of yen announced for customs purposes by the Federal Reserve Bank of New York on the date of settlement of the Offer in Japan (the "Common Stock Settlement Date"), which is presently anticipated to be not later than six trading days after the expiration of the Offer in Japan (or, if necessary for administrative convenience, on the business day next preceding the Common Stock Settlement Date). The ADSs are evidenced by American Depositary Receipts ("ADRs"). There will be deducted from the Purchase Price paid to each holder any U.S. backup withholding and Japanese income taxes which may be required to be withheld. The Offer is for all Shares of AJL or any lesser number of Shares tendered and not withdrawn.

     Purchaser has been informed by the Principal Shareholders that they will not tender their Shares in response to the Offer (other than 550,000 Shares owned by one of the charitable foundations established by certain of the Principal Shareholders ("Foundation Tendered Shares")). The Principal Shareholders will contribute substantially all of their Shares, including any Shares that are not tendered by the charitable foundation in response to the Offer ("Offer Non-Tendered Shares"), to ALAP or Purchaser contemporaneously with the consummation of the Offer. In addition, no later than immediately prior to the effectiveness of the Merger, the Principal Shareholders will transfer to ALAP the Shares not previously transferred ("Merger Non-Tendered Shares" and, together with Offer Non-Tendered Shares, the "Non-Tendered Shares").

--------------------------------------------------------------------------------
   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE OUTSIDE OF JAPAN AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 17, 1999, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

     THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED OR SUBJECT TO ANY OTHER CONDITIONS.

     THE BOARD OF DIRECTORS OF AJL (WITH MESSRS. DEVOS, VAN ANDEL AND SUMIHIRO NOT PARTICIPATING) (THE "DISINTERESTED DIRECTORS") HAS (1) DETERMINED THAT THE OFFER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES OTHER THAN FOUNDATION TENDERED SHARES AND NON-TENDERED SHARES (THE "PUBLIC SHAREHOLDERS"),
(2) APPROVED THE AGREEMENT AND (3) RESOLVED TO RECOMMEND THAT THE PUBLIC SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN RESPONSE TO THE OFFER. EACH HOLDER MUST MAKE ITS OWN DECISION WHETHER TO TENDER SHARES, AND, IF SO, HOW MANY SHARES TO TENDER. THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE MAKING A DECISION TO TENDER.

     All Shares validly tendered and not withdrawn on or prior to the applicable Expiration Date (as defined below) will be purchased at the Purchase Price, subject to the terms and conditions of the Offer. The term "Expiration Date" means with respect to the ADSs, 12:00 midnight, New York City time, on December 17, 1999, and with respect to the shares of Common Stock, means December 17, 1999, in Japan, unless and until Purchaser, in its sole discretion has extended the period of time during which the Offer will remain open, in which event the term "Expiration Date" will refer to the latest time and date at which the Offer as so extended by Purchaser will expire. Only Shares validly tendered and not withdrawn on or prior to the applicable Expiration Date will be eligible for purchase. Shares not validly tendered will be returned without delay following the Expiration Date.

     Common Stock and ADSs tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless they have been accepted for payment by Purchaser, may also be withdrawn at any time after 60 days from the Commencement Date of November 18, 1999. If Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary (as defined in the Offer to Purchase) may, on behalf of Purchaser, retain all ADSs tendered, and such ADSs may not be withdrawn except as otherwise described in the Offer to Purchase. However, in any event, Purchaser will comply with Rule 14e-1 under the Securities Exchange Act of 1934, which provides that settlement for the purchase of securities pursuant to a tender offer must take place promptly after the expiration or termination of such offer.

     In order to withdraw tendered Shares, a holder in Japan, or the appropriate standing agent in Japan on behalf of a holder resident outside of Japan, must submit to the Agent (as defined in the Offer to Purchase), on or prior to the Expiration Date for the Common Stock, the tender offer application acceptance card they received from the Agent when they submitted their completed tender offer application form along with a written notice withdrawing such Shares.

     With respect to withdrawal of tendered ADSs, to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary on or prior to the ADS Expiration Date at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the ADSs to be withdrawn and the number of ADSs to be withdrawn. If the ADSs to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (as defined in the Offer to Purchase) (except in the case of ADSs tendered by an Eligible Institution) must be submitted prior to the release of such ADSs. In addition, such notice must specify, in the case of ADSs tendered by delivery of ADRs, the name of the registered holder (if different from that of the tendering holder) and the serial numbers shown on the particular ADRs evidencing the ADSs to be withdrawn or, in the case of ADSs tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn ADSs.

     THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY TENDERS ARE MADE. The information required to be disclosed by Rule 14d-6 under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference. The Offer to Purchase and the related Letter of Transmittal are being mailed to all record holders of Shares in the United States as of August 31, 1999, and are being furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on AJL's stockholder list as of such date or if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     Additional copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent or the Dealer Managers and will be furnished promptly at Purchaser's expense.

                     The Information Agent for the Offer is:

                                   GEORGESON
                                  SHAREHOLDER
                              COMMUNICATIONS INC.


                                 17 State Street
                            New York, New York 10004
                 Banks and Brokers Call Collect: (212) 440-9800
                                       or
                    All Others Call Toll-Free: (800) 223-2064

            The Dealer Managers for the Offer outside of Japan are:

MORGAN STANLEY DEAN WITTER
                                                        J.P. MORGAN & CO.
Morgan Stanley & Co. Incorporated                        60 Wall Street
      One Financial Place                            New York, New York 10260
    440 South LaSalle Street                     (877) 576-0606 (call toll-free)
       Chicago, IL 60605
    (312) 706-4411 (call collect)

November 18, 1999